Exhibit 99.1

Alpha Tau Medical Announces First Quarter 2022 Financial Results and Provides Corporate Update

-Debuted as publicly-traded oncology company in March 2022 under symbol DRTS while raising approximately $104 million in gross proceeds-

-Targeted start of U.S. multi-center pivotal trial in skin cancers in the middle of 2022-

JERUSALEM, May 26, 2022 /PRNewswire/ -- Alpha Tau Medical Ltd. (Nasdaq: DRTS and DRTSW), ("Alpha Tau" or the “Company”), the developer of the innovative alpha-radiation cancer therapy Alpha DaRT™, reported first quarter 2022 financial results and provided a corporate update.

"2022 is an important year for the Company, as we look to initiate a number of important clinical trials across large global markets, including our first U.S. pivotal trial as well as trials in internal organs such as the prostate," commented Alpha Tau CEO Uzi Sofer. "The first quarter of 2022 already saw us reach a number of meaningful milestones, including our first U.S. data read out and our debut as a public company traded on NASDAQ under symbol “DRTS.” We are also working in parallel to expand our manufacturing capabilities and to strengthen our supply chain in the U.S., Israel, and Asia, as part of the expansion of our clinical trial activities and future commercialization."

First quarter 2022 Corporate Highlights:

•	Reported results in January 2022 from the first pilot multi-center study of Alpha DaRT in the United States, led by Memorial Sloan Kettering Cancer Center. In this trial of malignant skin and soft tissue cancer patients, a complete response, as measured by RECIST criteria, was observed in all ten out of ten tumors treated (100%), with no product-related serious adverse events reported. Alongside these data, a 98% overall response rate was observed in a pooled analysis of superficial tumors treated that reached their efficacy endpoint measurement by quarter end, across the Company’s various trials.
•	Completed patient recruitment in the Company’s Japanese pivotal trial in head and neck cancer, with data submission targeted for the second half of 2022.
•	Entered into a sponsored research agreement with investigators at The University of Texas MD Anderson Cancer Center in January 2022 to evaluate the combination of Alpha DaRT with DNA-repair inhibitors and immune checkpoint inhibitors for the treatment of breast tumors.
•	Completed its business combination in March 2022 with Healthcare Capital Corp., a special purpose acquisition company, together with a concurrent Private Investment in Public Equity (PIPE) financing, raising a total of approximately $104 million in gross proceeds, and commenced trading of its shares and warrants on the Nasdaq Capital Market under the symbols “DRTS” and “DRTSW”, respectively.
•	Appointed Ruth (Ruti) Alon to its Board of Directors in March 2022. Ms. Alon brings a wealth of healthcare experience and serves on the boards of multiple private and public companies in the sector.

Upcoming 2022 Milestone Targets Include:

•	First Israeli patient in the prostate cancer feasibility trial in the second quarter of 2022.
•	Initiation of multi-center pivotal U.S. trial in skin cancers in the middle of 2022.
•	Recruitment in the Canadian feasibility trial in pancreatic tumors to begin in the second half of 2022.
•	Submission of Alpha DaRT pivotal trial in head and neck cancer to Japan’s PMDA in the second half of 2022 for marketing authorization.

Financial results for the first quarter ended March 31, 2022

R&D expenses for the quarter ended March 31, 2022 were $5.2 million, compared to $2.2 million for the same period in 2021, primarily due to increased R&D activity and increased share-based compensation costs.

Marketing expenses for the quarter ended March 31, 2022 were $0.2 million, compared to $0.2 million for the same period in 2021.

G&A expenses for the quarter ended March 31, 2022 were $3.3 million, compared to $0.4 million for the same period in 2021, primarily due to costs associated with the merger with Healthcare Capital Corp., increased professional fees and share-based compensation.

Financial expenses, net, for the quarter ended March 31, 2022 were $17.0 million, compared to $9.0 million for the same period in 2021, primarily due to an increase in the revaluation of warrants.

For the quarter ended March 31, 2022, the Company had a net loss of $25.7 million, or ($0.54) per share, compared to a loss of $11.7 million, or ($0.29) per share, in the same period in 2021.

Balance Sheet Highlights

As of March 31, 2022, the Company had cash and cash equivalents, restricted cash and short term deposits in the amount of $107.0 million, compared to $31.9 million on December 31, 2021. In addition, incremental proceeds of approximately $13 million from the original PIPE were received after March 31, 2022. The Company expects that this cash balance will be sufficient to fund operations for at least two years.

In addition, the Company's Board of Directors approved a program for the buyback of the Company's publicly traded warrants in an amount of up to $3 million. Repurchases may be started or suspended at any time without prior notice, depending on market conditions and other factors.

About Alpha DaRT™

Alpha DaRT™ (Diffusing Alpha-emitters Radiation Therapy) is designed to enable highly potent and conformal alpha-irradiation of solid tumors by intratumoral insertion of radium-224 impregnated seeds. When the radium decays, its short-lived daughters are released from the seed, and disperse while emitting high-energy alpha particles with the goal of destroying the tumor. Since the alpha-emitting atoms diffuse only a short distance, Alpha DaRT aims to mainly affect the tumor, and to spare the healthy tissue around it.

About Alpha Tau Medical, Ltd.

Founded in 2016, Alpha Tau is an Israeli medical device company that focuses on research, development, and potential commercialization of the Alpha DaRT for the treatment of solid tumors. The technology was initially developed by Prof. Itzhak Kelson and Prof. Yona Keisari from Tel Aviv University.

Forward-Looking Statements

This press release includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. When used herein, words including "anticipate," "being," "will," "plan," "may," "continue," and similar expressions are intended to identify forward-looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. All forward-looking statements are based upon Alpha Tau's current expectations and various assumptions. Alpha Tau believes there is a reasonable basis for its expectations and beliefs, but they are inherently uncertain. Alpha Tau may not realize its expectations, and its beliefs may not prove correct. Actual results could differ materially from those described or implied by such forward-looking statements as a result of various important factors, including, without limitation: (i) Alpha Tau's ability to receive regulatory approval for its Alpha DaRT technology or any future products or product candidates; (ii) Alpha Tau's limited operating history; (iii) Alpha Tau's incurrence of significant losses to date; (iv) Alpha Tau's need for additional funding and ability to raise capital when needed; (v) Alpha Tau's limited experience in medical device discovery and development; (vi) Alpha Tau's dependence on the success and commercialization of the Alpha DaRT technology; (vii) the failure of preliminary data from Alpha Tau's clinical studies to predict final study results; (viii) failure of Alpha Tau's early clinical studies or preclinical studies to predict future clinical studies; (ix) Alpha Tau's ability to enroll patients in its clinical trials; (x) undesirable side effects caused by Alpha Tau's Alpha DaRT technology or any future products or product candidates; (xi) Alpha Tau's exposure to patent infringement lawsuits; (xii) Alpha Tau's ability to comply with the extensive regulations applicable to it; (xiii) the ability to meet Nasdaq's listing standards; (xiv) costs related to being a public company; (xv) changes in applicable laws or regulations; (xix) impacts from the COVID-19 pandemic; and the other important factors discussed under the caption "Risk Factors" in Alpha Tau's Annual Report on Form 20-F filed with the SEC on March 28, 2022, and other filings that Alpha Tau may make with the United States Securities and Exchange Commission. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management's estimates as of the date of this press release. While Alpha Tau may elect to update such forward-looking statements at some point in the future, except as required by law, it disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Alpha Tau's views as of any date subsequent to the date of this press release.

Investor Relations Contact:

IR@alphatau.com

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	March 31, 2022	December 31, 2021
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$98,071	$23,236
Restricted cash	837	618
Short-term deposits	8,092	8,080
Prepaid expenses and other receivables	4,204	707

Total current assets	111,204	32,641

LONG-TERM ASSETS:
Long term prepaid expenses	223	2,028
Property and equipment, net	7,613	7,546

Total long-term assets	7,836	9,574

Total assets	$119,040	$42,215

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	March 31, 2022	December 31, 2021
	Unaudited	Audited
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade Payables	$3,829	$1,203
Other payables and accrued expenses	2,467	3,202

Total current liabilities	6,296	4,405

LONG-TERM LIABILITIES:
Warrants liability	18,755	-
Warrants to convertible Preferred shares	-	18,623

Total liabilities	25,051	23,028

Convertible Preferred shares of no-par value per share – Authorized: 25,348,176 shares as of December 31, 2021; Issued and outstanding: 0 and 13,739,186 shares as of March 31, 2022 and December 31, 2021, respectively	-	53,964

SHAREHOLDERS' DEFICENCY:
Share capital
Ordinary Shares of no-par value per share - Authorized: 362,116,800 and 72,423,360 shares as of March 31, 2022 and December 31, 2021, respectively; Issued and outstanding: 66,973,188 and 40,528,913 shares as of March 31, 2022 and December 31, 2021, respectively	-	-
Additional paid-in capital	172,573	18,063
Accumulated deficit	(78,584)	(52,840)

Total shareholders' equity (deficiency)	93,989	(34,777)

Total liabilities and shareholders' equity (deficiency)	$119,040	$42,215

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Three months ended March 31,
	2022	2021

	Unaudited
Research and development, net	$5,235	$2,189

Marketing expenses	208	167

General and administrative expenses	3,338	379

Total operating loss	8,781	2,735

Financial expenses, net	16,961	8,965

Loss before taxes on income	25,742	11,700

Tax on income	2	11

Net loss	25,744	11,711

Net comprehensive loss	$25,744	$11,711

Net loss per share, basic and diluted	$(0.54)	$(0.29)

Weighted-average shares used in computing net loss per share attributable to ordinary shareholders, basic and diluted*)	47,504,979	40,510,572

*) Prior period results have been retroactively adjusted to reflect the 1: 0.905292 stock split effected on March 7, 2022.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Three months ended March 31,
	2022	2021

	Unaudited
Cash flows from operating activities:
Net loss	$(25,744)	$(11,711)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	231	164
Share-based compensation	1,982	145
Increase in prepaid expenses and other receivables	(3,447)	(307)
Decrease (increase) in long term prepaid expenses	1,805	(30)
Remeasurement of warrants to convertible preferred shares	16,911	8,462
Financial expenses, net	36	479
Increase in trade payables	2,626	72
Decrease in other payables and accrued expenses	(985)	(402)

Net cash used in operating activities	(6,585)	(3,128)

Cash flows from investing activities:
Purchase of property and equipment	(298)	(609)

Net cash used in investing activities	(298)	(609)

Cash flows from financing activities:
Proceeds from exercise of warrants	1,350	-
Proceeds from exercise of options	-	1
Proceeds from SPAC merger and PIPE financing, net of transaction cost	80,635	-

Net cash provided by financing activities	81,985	1

Effect of exchange rate changes on cash, equivalents and restricted cash	(48)	(564)

Increase (decrease) in cash, cash equivalents and restricted cash	75,054	(4,300)
Cash, cash equivalents and restricted cash at beginning of period	23,854	16,174

Cash, cash equivalents and restricted cash at end of period	$98,908	$11,874

Supplemental disclosures of cash flow information:
Income tax payments	$-	$40
Interest received	$-	$4

Non-cash activities:
Receivables from exercise of options to ordinary shares	$-	$20